UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.    GENERAL IDENTIFYING INFORMATION

      1.   Reason fund is applying to deregister (check only one):

           [X]  Merger

           [  ]  Liquidation

           [  ]  Abandonment of Registration

           (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

           [  ]  Election of status as a Business Development Company

           (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

      2.   Name of fund:

                     Franklin Asset Allocation Fund

      3.   Securities and Exchange Commission File No.:

                811-730

      4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

           [X]  Initial Application   [  ]  Amendment

      5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                One Franklin Parkway
                San Mateo, California 94403-1906

      6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                David P. Goss
                Senior Corporate Counsel
                Franklin Templeton Investments
                Legal SM920/2
                One Franklin Parkway
                San Mateo, California 94403-1906
                Telephone: 1-650-312-5824

      7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                Franklin Templeton Investor Services, LLC
                One Franklin Parkway
                San Mateo, CA 94403-1906
                Telephone: 1-650-312-2000


           NOTE:ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIOD SPECIFIED IN THOSE RULES.

      8.   Classification of fund (check only one):

           [X]  Management company;

           [  ]  Unit investment trust; or

           [  ]  Face-amount certificate company.

      9. Subclassification if the fund is a management company (check only one):

           [X]  Open-end     [  ] Closed-end

      10.  State law under which the fund was organized or formed
           (e.g., Delaware, Massachusetts):

           The Fund is a business trust organized under the laws of the State of Delaware.

      11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

           i)   Franklin Advisers, Inc.
                One Franklin Parkway
                San Mateo, California 94403-1906

      12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                Franklin/Templeton Distributors, Inc.
                One Franklin Parkway
                San Mateo, California  94403-1906

      13.  If the fund is a unit investment trust ("UIT") provide:

                N/A

           (a)  Depositor's name(s) and address(es):
           (b)  Trustee's name and address(es):

      14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

           [  ] Yes       [x] No

           If Yes, for each UIT state:

      15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [x] Yes        [  ] No

                If Yes, state the date on which the board vote took place:

                     September 26, 2000

                If No, explain:

           (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [X] Yes        [  ] No

                If Yes, state the date on which the shareholder vote took place:

                     January, 2001

                If No, explain:

II.   DISTRIBUTIONS TO SHAREHOLDERS

      16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

           [ X] Yes       [  ] No

      On December 1, 2000, the shareholders of the Fund approved an Agreement and Plan of Reorganization (the "Agreement and Plan") between the Fund and Franklin Growth and Income Fund ("Growth and Income Fund"). Pursuant to the Agreement and Plan, all of the assets of the Fund were transferred to Growth and Income Fund, in exchange solely for shares of Growth and Income Fund and the assumption of the Fund's liabilities by Growth and Income Fund. On February 8, 2001, Class A shares of Growth and Income Fund were distributed to the shareholders of the Class A shares of the Fund. Class C shares of Growth and Income Fund were distributed to the shareholders of the Class C shares of the Fund.


           (a) If Yes, list the date(s) on which the fund made those distributions:

           February 8, 2001

           (b)  Were the distributions made on the basis of net assets?

                [ X] Yes  [  ] No

           (c)  Were the distributions made pro rata based on share ownership?

                [X ] Yes  [  ] No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                The exchange ratio used for Class A of the Fund was 0.751 and the exchange ratio used for Class C was 0.769.

                The exchange ratio for each class above was calculated by dividing each of the Fund's net asset value per share attributable to that class by the net asset value per share of the same corresponding class of the Franklin Growth and Income Fund, as of the normal close of business of the New York Stock Exchange on February 8, 2001, the closing date of the merger.

           (e)  Liquidations only:

                Were any distributions to shareholders made in kind?

                [  ] Yes       [  ] No

                If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

      17.  Closed-end funds only:

           Has the fund issued senior securities?

           [  ] Yes       [  ] No

           If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

      18. Has the fund distributed all of its assets to the fund's shareholders?

           Yes [ X]       No [  ]

           See answer to item 16.

           If No,

           (a) How many shareholders does the fund have as of the date this form is filed?

           (b) Describe the relationship of each remaining shareholder to the fund:

      19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

           [  ] Yes       [ X] No

           If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

      20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

           [  ] Yes       [ X] No

           If Yes,

           (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

           (b)  Why has the fund retained the remaining assets?

           (c)  Will the remaining assets be invested in securities?

                [  ] Yes       [  ] No

      21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

           [  ] Yes       [ X] No

           If Yes,

           (a)  Describe the type and amount of each debt or other liability:

           (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

      22. (a) List the expenses incurred in connection with the Merger or Liquidation:

                (i)  Legal expenses:

                     $8,791.62

                (ii) Accounting expenses:

                     N/A

                (iii)Other expenses (list and identify separately):

                     Printing and Mailing:          $15,783.17
                     Tabulation:                     $6,698.82
                     Solicitation:                   $3,738.67

                (iv) Total expenses (sum of lines (i)-(iii) above):

                     $26,220.66

           (b)  How were those expenses allocated?

                Expenses were allocated: (1) Each Fund (Asset Allocation Fund and Growth and Income Fund) paid 25% of the total cost, and
                (II) Franklin Advisers, Inc. paid 50% of the total cost.

           (c)  Who paid those expenses?

                Franklin Advisers, Inc.            $13,110.32

                Franklin Asset  Allocation Fund     $6,555.16
                Franklin Growth and Income Fund     $6,555.16
                          Total:                   $26,220.66

           (d)  How did the fund pay for unamortized expenses (if any)?

                N/A

      23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

           [  ] Yes       [X] No

           If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

      24.  Is the fund a party to any litigation or administrative proceeding?

           [  ] Yes       [X] No

           If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

      25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

           [  ] Yes       [X] No

           If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

      26.  (a)  State the name of the fund surviving the Merger:

                         Franklin Growth and Income Fund

           (b) State the Investment Company Act file number of the fund surviving the Merger:

                     811-334

           (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                     File No. 333-49040
                     Form 485B POS
                     Date of Filing: February 14, 2001


           (d) If the merger or reorganization agreement has not been filed with the Commission provide a copy of the agreement as an exhibit to this form.

                     N/A

                                  VERIFICATION

The undersigned states that:

(i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Franklin Asset Allocation Fund;

(ii) he is the Vice President and Assistant Secretary of Franklin Asset Allocation Fund; and

(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.



                                    /s/ DAVID P. GOSS
                                    -------------------------------
                                    David P. Goss